SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Summary of 2009 3Q Business Report

Exhibit A — Financial Statements
All financial information contained in this document (including the attached financial statements) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview
1.	Purpose of the Company
a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.
(1)	Corporate Management
1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.
(2)	Corporate Management Support Activities
1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and

3.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.
(3)	All activities directly or indirectly related to the items listed above.
b.	Scope of Business of Subsidiaries
(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):
1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.
(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.

(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Asset Management: asset management business.

(5)	Woori Financial: consumer finance business.

(6)	Woori Finance Information System: finance-related IT services.

(7)	Woori F&I: securitization business.

(8)	Woori Private Equity: private equity business.

(9)	Woori Third Asset Securitization Specialty Co., Ltd.: securitization business.
2.	History of the Company
a.	Company History
(1)	Background: Major developments.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)
b.	Associated Business Group
(1)	Overview of Business Group
1.	Name of business group: Woori Financial Group
(2)	Related companies within the business group

     As of September 30, 2009

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company
1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	11 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Third Asset Securitization Specialty
Woori Asset Management
Woori Investment & Securities
Woori Private Equity
Woori Financial
Woori Aviva Life Insurance
2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	32 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
ZAO Woori Bank
Woori Bank (China) Limited
	Woori SB Asset Management	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Ninth Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
	Woori Private Equity Fund	Woori Private Equity
	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No.2
Woori Investment Asia Pte. Ltd.
Mars Private Equity Fund No.3
Mars Private Equity Fund No.4
Woori Absolute Partners PTE, Ltd.
Woori Absolute Asia Multi Strategy Fund
Woori Absolute Global Opportunity Fund
PT Clemont Securities Indonesia
Bien Viet Securities Joint Stock Company

*	Woori Finance Holdings, Woori Investment & Securities and Woori Financial are listed on the KRX KOSPI Market

*	On March 5, 2007, Mars Private Equity Fund No. 2, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

*	On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2nd tier subsidiaries as the company undertook a second capital reduction (the first capital reduction was as of Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

*	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).

*	On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.

*	On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.

*	On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

*	On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.

*	On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

*	On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).

*	On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

*	On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

*	On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.

*	On July 21, 2008, Woori Absolute Asia Multi Strategy Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.

*	On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On July 24, 2009, Woori F&I Twelfth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori F&I’s equity stake in Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.

*	On August 31, 2009, Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

*	On September 28, 2009, Bien Viet Securities Joint Stock Company was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 49% stake in Bien Viet Securities Joint Stock Company.

*	On October 15, 2009, we acquired an additional 2.41% of common shares of Woori Financial, and our shareholding is currently 52.52%.

*	On October 28, 2009, Woori Asset Management became our wholly-owned subsidiary following our acquisition of Credit Suisse’s 30% interest in Woori Asset Management.

3.	Capital Structure
a.	Changes in Capital
(units: Won, shares)

		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—
b.	Convertible Bonds
     Not applicable

4.	Total Number of Authorized Shares
a.	Total Number of Authorized Shares

As of September 30, 2009	(units: shares)

	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,560	2,560
Free float shares	806,012,780	806,012,780
b.	Treasury Stock

As of September 30, 2009	(units: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 165-2	Common
	Preferred
Direct purchase other than the conditions under Sub-section 1, section 165-2	Common	2,560				2,560
	Preferred
Subtotal	Common	2,560				2,560
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,560				2,560
	Preferred

*	Woori Financial Holdings acquired additional treasury shares in respect of fractional shares resulting from share exchange for Woori Securities.
5.	Voting Rights

As of September 30, 2009	(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	—	2,560
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,012,780
	Preferred Shares

6.	Dividend Information
a.	Dividend information for the past three years

(Non-consolidated)	(Unit: Won)

Items		2008	2007	2006
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		454,478	1,943,560	2,029,319
Earnings per share (Won)		564	2,411	2,518
Total cash payout (Won in Millions)			201,503	483,608
Total stock dividends (Won in Millions)			—	—
Propensity to cash dividends (%)			10.37	23.83
Cash dividend yield (%)	Common Shares		1.29	2.71
	Preferred Shares			—
Stock dividend yield (%)	Common Shares			—
	Preferred Shares			—
Cash dividend per share (Won)	Common Shares		250	600
	Preferred Shares			—
Stock dividend per share (Won)	Common Shares			—
	Preferred Shares			—

II.	Description of Business
1.	Business Overview
a.	Organizational Chart
     As of September 30, 2009

2.	Overview of Operations
a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.
b.	Financing of Operations
(1)	Source of Funds

(units: millions of Won)

Items	2009 3Q	2008	2007
Shareholders’ Equity	13,546,812	12,207,338	13,062,368
Capital	4,030,077	4,030,077	4,030,077
Capital Surplus	204,627	186,959	187,554
Retained Earnings	8,190,613	7,323,148	7,058,269
Capital Adjustments	1,121,495	667,154	1,786,488
Borrowings	3,762,330	3,412,854	2,129,288
Debentures	3,688,032	3,393,702	2,116,679
Bank Borrowings	50,000	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	24,298	19,152	12,609

Total	17,309,142	15,620,192	15,191,656

*	The figures for fiscal years 2007 and 2008 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

(2)	Use of Funds

(units: millions of Won)

Items	2009 3Q	2008	2007
Subsidiary Stock	17,055,959	15,285,356	15,062,711
Woori Bank	13,391,476	11,900,128	12,196,954
Kyongnam Bank	1,400,566	1,245,318	923,555
Kwangju Bank	962,787	920,938	726,256
Woori Financial Information System	13,240	13,076	10,080
Woori F&I	160,446	139,999	144,746
Woori 3rd Asset Securitization Specialty	—	—	1,885
Woori Investment & Securities	771,774	709,114	735,983
Woori Asset Management (formerly Woori CS Asset Management)	50,972	41,296	49,895
Woori Private Equity	25,008	12,844	11,949
Woori Financial	205,544	228,456	261,408
Woori Aviva Life Insurance	74,146	74,187	—
Investment Securities	—	—	—
Loan Obligations	189,050	169,150	—
Tangible Assets	449	566	438
Intangible Assets	9	14	20
Cash	31,529	119,350	32,502
Other Assets	32,146	45,756	95,985

Total	17,309,142	15,620,192	15,191,656

*	The figures for fiscal years 2007 and 2008 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.
c.	Transactions related to Commission Fees

(units: millions of Won)

Category	2009 3Q	2008	2007
Commission Revenue (A)	—	—	—
Commission Expense (B)	4,310	7,119	5,916
Commission Profit (A-B)	(4,310)	(7,119)	(5,916)

3.	Other Information Relevant to Investment Decisions
a.	BIS Ratio

(units: millions of Won)

Items	2009 3Q(1)	2008	2007
Total Capital (A)	24,756,866	22,436,482	20,102,976
Risk weighted assets (B)	204,500,042	206,606,315	174,367,585
BIS Ratio (A/B)	12.11%	10.86%	11.53%

*	Applied since January 1, 2007.

(1)	Estimates
b.	Credit Ratings for the Past Three Years

		Credit	Company	Evaluation
Date of Rating	Evaluated Securities	Rating	(Ratings Range)	Category
2005.06.07		BBB	S&P (AAA ~ D)	Case evaluation
2005.06.09	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.06.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2005.09.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2005.09.20	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.10.24		BBB+	Fitch Rating (AAA ~ D)	Case evaluation
2006.08.10		Baa2	Moody’s (Aaa ~ C)	Case evaluation
2006.09.07		Baa1	Moody’s (Aaa ~ C)	Case evaluation
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.04		BBB+	S&P (AAA ~ D	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.09.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.09.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
c.	Won-denominated Current Ratio

(units: millions of Won)

Items	2009 3Q	2008	2007	2006
Current Assets (A)	31,905	119,566	32,874	117,037
Current Liabilities (B)	5,671	18,376	12,207	12,496
Current Ratio (A/B)	562.61%	650.66%	269.30%	936.60%

*	Current ratio

=	Won-denominated assets with maturity of less than 1 month Won-denominated liabilities with maturity of less than 1 month

*	Prior to 2009, current ratio was calculated as the ratio of (i) Won-denominated assets with maturity of less than 3 months and (ii) Won-denominated liabilities with maturity of less than 3 months.
d. Foreign Currency-denominated Current Ratio

(units: millions of Won)

Items	2009 3Q	2008	2007	2006
Current Assets (A)	—	—	—	—
Current Liabilities (B)	—	—	—	—
Current Ratio (A/B)	—	—	—	—

*	Current ratio

=	Foreign currency-denominated assets with maturity of less than 3 months Foreign currency-denominated liabilities with maturity of less than 3 months
e. Debt Ratio

(units: millions of Won)

Items	2009 3Q	2008	2007	2006
Liabilities (A)	3,762,330	3,412,854	2,129,288	1,860,448
Equity (B)	13,546,812	12,207,338	(*)13,062,368	11,933,072
Debt Ratio (A/B)	27.77%	27.96%	16.30%	15.59%
The figures for fiscal years 2006, 2007 and 2008 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

III. Financial Information
1.	Condensed Financial Statements (Non-consolidated)

(units: millions of Won)

Items	2009 3Q	2008	2007	2006	2005
Cash and Due from Banks	31,530	119,350	32,502	89,724	104,072
Securities	17,055,959	15,285,356	15,062,711	13,591,413	11,751,678
Loans	189,050	169,150	0	49,750	109,450
Tangible Assets	449	566	438	630	119
Other Assets	32,154	45,770	96,005	62,004	66,464
Total Assets	17,309,142	15,620,192	15,191,656	13,793,521	12,031,783
Borrowings	3,744,016	3,393,702	2,116,679	1,847,591	2,296,203
Other Liabilities	18,314	19,152	12,609	12,858	18,216
Total Liabilities	3,762,330	3,412,854	2,129,288	1,860,449	2,314,419
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	4,030,077
Capital Surplus	204,627	186,959	187,554	187,955	142,608
Capital Adjustment	(56,683)	(57,219)	(55,812)	(55,854)	(52,747)
Consolidated Other Comprehensive Income	1,178,178	724,373	1,842,300	2,173,349	1,705,463
Retained Earnings	8,190,613	7,323,148	7,058,249	5,597,545	3,891,963
Total Stockholder’s Equity	13,546,812	12,207,338	13,062,368	11,933,072	9,717,364
Operating Revenue	1,096,062	666,267	2,080,957	2,031,611	1,867,488
Operating Income	874,761	455,812	1,939,374	1,893,248	1,687,964
Income before income tax expense	869,246	454,478	1,943,561	2,029,319	1,688,221
Net income	869,246	454,478	1,943,561	2,029,319	1,688,221

*	The figures for fiscal years 2005 to 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

2.	Condensed Financial Statements (Consolidated)

(units: millions of Won)

Items	2008	2007	2006	2005	2004
Cash and Due from Banks	19,967,897	14,984,541	10,674,977	11,224,015	6,530,065
Securities	46,714,465	48,228,254	46,313,960	37,693,090	29,175,271
Loans	197,040,672	167,635,411	140,854,505	106,937,970	91,482,647
Tangible Assets	2,796,537	2,638,774	2,561,391	2,472,727	2,410,106
Other Assets	24,474,724	16,165,322	11,592,497	6,215,046	7,003,875
Total Assets	290,994,295	249,652,302	211,997,330	164,542,848	136,601,964
Deposits	170,224,891	146,583,312	129,022,868	107,087,990	92,148,907
Borrowings	74,717,758	66,040,316	54,111,207	37,116,858	27,910,757
Other Liabilities	31,743,043	22,011,382	15,438,450	9,233,038	7,837,020
Total Liabilities	276,685,692	234,635,010	198,572,525	153,437,886	127,896,684
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	3,982,278
Consolidated Capital Surplus	186,959	187,555	187,955	142,608	170,960
Consolidated Capital Adjustment	(57,219)	(55,812)	(55,854)	(52,747)	(48,254)
Consolidated Other Comprehensive Income	724,366	1,842,294	2,173,342	1,705,456	1,014,211
Consolidated Retained Earnings	7,323,149	7,058,249	5,601,869	3,896,255	2,333,145
Minority Interest	2,101,271	1,954,929	1,487,416	1,383,313	1,252,940
Total Stockholder’s Equity	14,308,603	15,017,292	13,424,805	11,104,962	8,705,280
Operating Revenue	86,901,262	26,650,125	19,895,975	14,564,520	13,542,554
Operating Income	1,115,506	2,915,662	2,748,368	2,004,494	1,137,600
Income before income tax expense	1,190,247	2,923,217	2,913,712	2,145,704	1,192,574
Aggregated Net Income	588,502	2,114,360	2,189,207	1,833,521	1,261,052
Net Income for Majority Shareholders	454,478	1,939,238	2,029,319	1,688,221	1,261,925
Net Income for Minority Shareholders	134,024	175,122	159,888	145,300	(873)
No. of Companies Consolidated	38	30	24	21	24

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

3.	Accounting Information
a.	Loan Loss Reserves
(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2009 3Q	Loans	190,000	950	0.5%
	Total	190,000	950	0.5%
2008	Loans	170,000	850	0.5%
	Total	170,000	850	0.5%
2007	Loans
	Total
(2)	Change in Loan Loss Reserves for the past three years

(units: millions of Won)

Item	2009 3Q	2008	2007
1. Initial loan loss reserves balance	850	0	250
2. Net credit costs			—
1) Write-offs			—
2) Recovery of written-off assets			—
3) Other changes			—
Recovery of credit costs	100	850	(250)
Ending loan loss reserve balance	950	850	0

IV.	Independent Auditor’s Opinion
1.	Independent Auditor’s Opinion
a.	Independent Auditor

	2009 3Q	2008 3Q	2008	2007
Auditor	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)
Auditor’s Opinion	—	—	Unqualified Opinion	Unqualified Opinion
2.	Compensation to the Independent Auditor for the Past Three Years
a.	Auditing Service

(units: millions of Won, hours)

				Accrued Time
Year	Auditor	Activity	Compensation	(hrs)
2009 3Q	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	3,914
2008	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	360	4,957
2007	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	340	4,936
b.	Compensation for Services Other than the Audit

(units: millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2009 3Q	2009.04.29	Corporate tax reconciliation	2009.07~2009.08
			2010.2~2010.3	23	Deloitte Anjin
2008	2009.01.07	US GAAP and SOX Auditing	2008.12~2009.5
	2008.05.14	Corporate tax reconciliation	2008.7~2008.8	3,340
			2009.2~2009.3	23	Deloitte Anjin
2007	2008.01.24	US GAAP and SOX Auditing	2007.12~2008.5
	2007.04.30	Corporate tax reconciliation	2007.7~2007.8	3,530
			2008.2~2008.3	22	Deloitte Anjin

V.	Corporate Governance and Affiliated Companies
1.	About the Board of Directors
A.	Composition of our board of directors

Relationship with
Name	Career & Academic Background	Largest Shareholder	Notes
Pal Seung Lee (Standing Director)	- Current) Chairman and chief executive officer of Woori Finance Holdings
- Chief executive officer, Woori Investment & Securities
- Executive managing director, Hanil Bank
- Bachelor of Law, Korea University
None

Min-Joon Bang (Non-standing Director)	- Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University	None	Re-appointed

Hi-Taek Shin (Non-standing Director)	- Current) Professor of College of Law, Seoul National University
- Lawyer, Kim & Chang Law Firm
- Bachelor of Laws, Seoul National University
- Master of Laws, Seoul National University
	- J.S.D at Yale Law School	None	Re-apppointed

Hi-Bock Kang (Non-standing Director)	- Current) Executive Director, Market Economy Research Institute
- Chief Executive Officer, Korea Minting and Security Printing Corporation
- Bachelor of Public Administration, Seoul National University
	- Graduate School of Public Administration, Seoul National University	None	Newly appointed

Young-Ho Lee (Non-standing Director)	- Current) Advisor, Kim & Chang Law Firm - Chairman, Market Oversight Commission of Korea Exchange - Assistant Governor, Financial Supervisory Service - Bachelor of Laws, Korea University	None	Newly appointed

Hak-Jin Kim (Non-standing Director)
-  Current) Director General of Department of Planning & Coordination, Korea Deposit Insurance Corporation
-  General Manager of Human Resources Development Department, Korea Deposit Insurance Corporation
-  Bachelor of Economics, Chung-Ang University
		Employee of the majority shareholding company	Newly appointed

Doo-Hee Lee (Non-standing Director)	- Current) Professor of College of Business Administration, Korea University
- President, Korea Advertising Society
- Bachelor of Business Administration, Korea University
	- Ph.D. in Business Administration, Michigan State University	None	Newly appointed

Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University	None	Newly appointed

*	Hi-Bock Kang, Young-Ho Lee, Hak-Jin Kim, Doo-Hee Lee and Hun Lee were newly appointed as non-standing directors at the annual general meeting of shareholders held on March 27, 2009.

B.	Committees under the Board of Directors
We currently have the following management committees serving under the board of directors:
(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee
     (After March 27, 2009)

Name	Position	Notes
Management Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the sub-committees.

Business Development and Compensation Committee	Young-Ho Lee Hi-Taek Shin Doo-Hee Lee	Non-standing director Young-Ho Lee heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Hak-Jin Kim Hun Lee	Chairman and CEO Pal Seung Lee heads this committee. The committee consists of the Chairman and CEO, inside director and no fewer than three non-standing directors.

Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all executive directors.

Ethics Committee	Pal Seung Lee Min-Joon Bang Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Min-Joon Bang heads this committee consisting of all executive directors and no fewer than two non-standing directors.

Outside Directors Recommendation Committee	Pal Seung Lee Hi-Bock Kang Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Hi-Bock Kang heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.

Name	Position	Notes
MOU Evaluation Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin Hak-Jin Kim Doo-Hee Lee Hun Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.

Audit Committee	Young-Ho Lee Min-Joon Bang Hi-Taek Shin Doo-Hee Lee	Consists of no fewer than 3 directors and one financial expert, at least two-thirds of whom are non-standing directors

Audit Committee Member Candidate Recommendation Committee	Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Hi-Bock Kang heads this committee consisting of all executive directors.

2.	Related Companies

3.	Investments in Other Companies

As of September 30, 2009	(units: thousands of shares, millions of Won, %)

	Beginning Balance			Changes[1]			Ending Bal.
Name	Quantity	Share	Book value	Quantity	Cost	Valuation Gain/Loss	Quantity	Share	Book value	Total Assets	Net Income[2]
Woori Bank	705,957	100.0	11,900,128	60,000	300,000	1,491,348	765,957	100.0	13,391,476	228,048,189	233,976
Kwangju Bank	49,413	99.9	920,938	—	—	41,849	49,413	99.9	962,787	15,726,094	103,358
Kyongnam Bank	58,050	99.9	1,245,318	—	—	155,248	58,050	99.9	1,400,566	20,689,673	210,202
Woori Finance Info Sys.	900	100.0	13,076	—	—	164	900	100.0	13,240	238,480	2,420
Woori F&I	2,000	100.0	139,999	4,000	20,000	20,447	6,000	100.0	160,446	323,185	22,534
Woori 3rd SPC	2	100.0	—	—	—	—	2	100.0	—	14,500	(153)
Woori Investment & Securities	46,325	35.0	709,114	—	—	62,660	46,325	35.0	771,774	17,831,370	181,805
Woori Asset Management	4,663	70.0	41,296	—	—	9,676	4,663	70.0	50,972	81,524	55
Woori Private Equity	2,000	100.0	12,844	2,000	10,000	12,164	4,000	100.0	25,008	13,684	1,093
Woori Financial	8,500	50.1	228,456	—	—	(22,912)	8,500	50.1	205,544	1,802,189	12,503
Woori Aviva Life Insurance	3,060	51.0	74,187	—	—	(41)	3,060	51.0	74,146	1,571,217	10,863

Total	880,870		15,285,356	66,000	330,000	1,770,603	946,870	—	17,055,959	286,340.105	778,656

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.

2.	The figures for the net income stated above are for the fiscal year ended December 31, 2008, except for the figures for the latest net income of Woori Asset Management, Woori Investment & Securities and Woori Aviva Life Insurance, which are for the fiscal year ended March 31, 2008.

3.	The figures have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”). The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

VI.	Stock Information
1.	Stock Distribution
a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of September 30, 2009			(units: shares, %)

			Shares Held						Reasons
			Beginning balance				Ending balance		Behind
Name	Relation	Type	Stock	Share	(+)	(-)	Stock	Share	Change
KDIC	Largest S/H	Common	588,158,609	72.97	—	—	588,158,609	72.97
Total		Common	588,158,609	72.97	—	—	588,158,609	72.97
		Preferred			—	—	—	—
		Total	588,158,609	72.97	—	—	588,158,609	72.97
Largest Shareholder: KDIC
b.	Share Ownership of More Than 5%

As of September 30, 2009						(units: shares, %)

		Common Stock		Preferred Stock		Total
No.	Name	No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	588,158,609	72.97			588,158,609	72.97
Total		588,158,609	72.97			588,158,609	72.97
c.	Shareholder Distribution

As of December 31, 2008

Items	Shareholder number	Ratio(%)	Number of shares	Ratio(%)
Total Minority Shareholders	77,012	100.00	209,454,431	25.99
Minority Shareholders (Companies)	1,073	1.39	146,935,896	18.23
Minority Shareholders (Individual)	75,939	98.60	62,518,535	7.76
Largest Shareholders, etc.	1	—	588,158,609	72.97
Main Shareholders	—	—	—	—
Total Other Shareholders	1	—	8,399,560	1.04
Others Shareholders (Companies)	1	—	8,399,560	1.04
Others Shareholders (Individuals)	—	—	—	—
Others	1	—	2,740	—
Total	77,015	100.0	806,015,340	100.00

2.	Stock Price and Stock Market Performance for the Past Six Months
a.	Domestic Stock Market

						(units: Won, shares)

Period		April 2009	May 2009	June 2009	July 2009	August 2009	September 2009
Common Stock	High	10,750	12,850	12,100	14,250	14,700	16,950
	Low	7,160	10,050	10,000	10,700	13,250	14,500
	Average	9,192	11,274	10,653	12,363	14,095	15,970
Monthly Trade Volume	High	36,805,818	36,592,385	22,847,462	12,015,832	10,459,733	13,501,712
	Low	8,958,390	4,982,409	2,306,004	4,047,081	2,595,227	1,620,061
	Average	343,100,867	236,213,458	144,626,503	165,134,569	104,562,754	107,057,006
b.	Foreign Stock Market (NYSE)

						(units: US Dollars, ADR)

Period		April 2009	May 2009	June 2009	July 2009	August 2009	September 2009
ADR	High	23.25	29.90	28.70	35.60	36.14	43.29
	Low	16.75	23.56	23.70	25.10	31.62	34.29
	Average	20.43	27.15	25.32	29.75	34.26	39.91
Won Conversion	High	30,720	37,725	36,128	44,126	44,477	52,199
	Low	23,420	31,759	30,500	31,854	39,050	42,756
	Average	27,415	34,174	31,937	37,603	42,428	48,656
Monthly Trade Volume	High	92,200	71,900	29,900	15,400	21,400	25,300
	Low	2,200	2,500	3,800	1,100	1,600	2,900
	Average	453,600	402,000	305,900	126,900	144,500	221,500

VII.	Directors and Employee Information
1.	Directors

Common Stocks Owned
Position		Name	(As of September 30, 2009)	Note
Chairman and CEO	Registered	Pal Seung Lee	21,000
Senior Managing Director	Non-Registered	Kyung Dong Kim	2,000
Senior Managing Director	Non-Registered	Sang Koo Youn	(Held 400 at time of appointment)	Newly appointed as of April 27, 2009
Senior Managing Director	Non-Registered	Gong Pil Choi	—	Retired as of September 30, 2009
Senior Managing Director	Non-Registered	Jeong Han Kim		Newly appointed as of October 15, 2009
Managing Director	Non-Registered	In Chul Park	1,000
Managing Director	Non-Registered	Sook Kyo Kwon	1,000
Managing Director	Non-Registered	Sung Jae Park	353	Newly appointed as of June 27, 2009
Non-standing Director	Registered	Hi-Bock Kang
Non-standing Director	Registered	Young-Ho Lee
Non-standing Director	Registered	Min-Joon Bang
Non-standing Director	Registered	Hi-Taek Shin
Non-standing Director	Registered	Hak-Jin Kim
Non-standing Director	Registered	Doo-Hee Lee
Non-standing Director	Registered	Hun Lee
2.	Employee Status

As of September 30, 2009					(units: persons, thousands of Won)

					Average		Average
	Staff				Tenure	Cumulative	Compensation
Items	Admin.	Manu.	Misc.	Total	Years	Compensation	Per Person	Note
Total	105	—	12	117	3 years and 1month	4,692,341	40,105	—
3.	Directors’ Compensation

(units: millions of Won)

		Compensation Limit approved at	Fair value of
Items	Total Compensation	Meeting of Shareholders	Stock Option	Note
Standing Director	369		—
Non-standing Directors (excluding audit committee member)	43	4,000	—
Audit committee members	148		—

v

VIII.	Related Party Transactions
1.	Transactions with Affiliated Parties
a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of Won)

			Changes
Name	Relation	Item	Beg.	+	-	End	Notes
Woori Financial	Subsidiary	Other Loan	170,000	—	20,000	150,000
Woori F&I	Subsidiary	Other Loan	—	40,000		40,000

Total			170,000	40,000	20,000	190,000

b.	Payment Transactions

(units: shares)

		Capital Contribution and Share Disposal
			Transactions
Name	Relation	Types of Shares	Beginning	Increase	Decrease	Ending	Notes
Woori Bank	Subsidiary	Common stock	635,956,580	60,000,000	—	695,956,580
		Preferred Stock	70,000,000	—	—	70,000,000
Kwangju Bank	Subsidiary	Common stock	49,413,333	—	—	49,413,333
Kyongnam Bank	Subsidiary	Common stock	58,049,994	—	—	58,049,994
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	2,000,000	4,000,000	—	6,000,000
Woori Third Asset Securitization Specialty	Subsidiary	Invested Shares	2,000	—	—	2,000
Woori Investment & Securities	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori Asset Management	Subsidiary	Common Stock	4,663,400	—	—	4,663,400
Woori Private Equity	Subsidiary	Common Stock	2,000,000	2,000,000	—	4,000,000
Woori Financial	Subsidiary	Common Stock	8,499,955	—	—	8,499,955
Woori Aviva Life Insurance	Subsidiary	Common Stock	3,060,000	—	—	3,060,000

Total			880,870,243	66,000,000	—	946,870,243

EXHIBIT A
FINANCIAL STATEMENTS

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS
ENDED SEPTEMBER 30, 2009 AND 2008
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
Audit.Tax.Consulting.Financial Advisory.

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Shareholders and Board of Directors of
Woori Finance Holdings Co., Ltd.:
We have reviewed the accompanying non-consolidated statement of financial position of Woori Finance Holdings Co., Ltd. (the “Company”) as of September 30, 2009, the related non-consolidated income statements for the three months and nine months ended September 30, 2009 and 2008 and non-consolidated statements of changes in shareholders’ equity and cash flows for the nine months ended September 30, 2009 and 2008, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews. We did not review the financial statements of Woori Financial Co., Ltd., a subsidiary of the Company, which statements reflect total assets constituting 1.2% (~~W~~206 billion) of total assets as of September 30, 2009. The financial statements of Woori Financial Co., Ltd. were reviewed by other auditors, KPMG Samjong Accounting Corp., and our review, insofar as it relates to the amounts included for Woori Financial Co., Ltd. are based solely on the reports of the other auditors.
We conducted our reviews in accordance with standards for review of interim financial statement in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews and the reports of the other auditors, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea (See Note 2).
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2008 and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated March 4, 2009, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying statement of financial position as of December 31, 2008, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity or cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
/s/ Deloitte Anjin
November 10, 2009
Notice to Readers
This report is effective as of November 10, 2009, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

					Translation into
	Korean won				U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 14 and 16)	~~W~~	31,530	~~W~~	119,350	US$	26,525	US$	100,404
Investment securities accounted for using the equity method of accounting (Notes 3 and 14)		17,055,959		15,285,356		14,348,413		12,858,884
Loans, net of allowance for possible loan losses (Notes 4 and 14)		189,050		169,150		159,039		142,298
Fixed assets (Note 5)		449		566		378		476
Other assets (Notes 5, 6 and 16)		32,154		45,770		27,050		38,504

	~~W~~	17,309,142	~~W~~	15,620,192	US$	14,561,405	US$	13,140,566

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Borrowings (Notes 7 and 14)	~~W~~	50,000	~~W~~	—	US$	42,063	US$	—
Debentures, net of discounts (Notes 7 and 14)		3,694,016		3,393,702		3,107,610		2,854,969
Other liabilities (Notes 8, 9 and 16)		18,314		19,151		15,407		16,111

		3,762,330		3,412,853		3,165,080		2,871,080

SHAREHOLDERS’ EQUITY
Common stock (Note 10)		4,030,077		4,030,077		3,390,323		3,390,323
Capital surplus (Note 3)		204,627		186,959		172,144		157,280
Capital adjustments (Notes 3 and 10)		(56,684)		(57,219)		(47,686)		(48,136)
Accumulated other comprehensive income (Notes 3 and 18)		1,178,179		724,373		991,148		609,382
Retained earnings:
Legal reserve		783,301		783,301		658,956		658,956
Voluntary reserve		6,539,000		6,160,000		5,500,967		5,182,132
Retained earnings before appropriations (Notes 3 and 10)		868,312		379,848		730,473		319,549

		8,190,613		7,323,149		6,890,396		6,160,637

		13,546,812		12,207,339		11,396,325		10,269,486

	~~W~~	17,309,142	~~W~~	15,620,192	US$	14,561,405	US$	13,140,566

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED INCOME STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

	Korean won								Translation into U.S. dollars (Note 2)
	2009				2008				2009				2008
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months
	(In millions, except for income per share data)								(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 15)	~~W~~	554,421	~~W~~	1,084,483	~~W~~	205,570	~~W~~	1,262,331	US$	466,410	US$	912,327	US$	172,937	US$	1,061,942
Interest income (Note 16)		3,352		11,578		3,557		6,873		2,820		9,740		2,992		5,782

		557,773		1,096,061		209,127		1,269,204		469,230		922,067		175,929		1,067,724

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 15)		5,646		20,994		7,167		26,001		4,750		17,662		6,029		21,873
Interest expense (Notes 16)		60,504		177,363		37,524		99,779		50,899		149,207		31,567		83,940
Fees		1,328		4,310		812		6,021		1,117		3,626		683		5,065
Provision for possible loan losses		—		100		—		—		—		84		—		—
General and administrative (Notes 13 and 16)		6,207		18,534		6,370		16,900		5,222		15,592		5,359		14,217

		73,685		221,301		51,873		148,701		61,988		186,171		43,638		125,095

OPERATING INCOME		484,088		874,760		157,254		1,120,503		407,242		735,896		132,291		942,629

NON-OPERATING INCOME		—		170		327		438		—		143		275		368

NON-OPERATING EXPENSES		240		5,684		84		1,672		203		4,782		71		1,407

INCOME BEFORE INCOME TAX		483,848		869,246		157,497		1,119,269		407,039		731,257		132,495		941,590

INCOME TAX EXPENSE (Note 11)		—		—		—		—		—		—		—		—

NET INCOME	~~W~~	483,848	~~W~~	869,246	~~W~~	157,497	~~W~~	1,119,269	US$	407,039	US$	731,257	US$	132,495	US$	941,590

NET INCOME PER COMMON SHARE (Note 17)	~~W~~	600	~~W~~	1,078	~~W~~	195	~~W~~	1,389	US$	0.51	US$	0.91	US$	0.17	US$	1.17

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

							Accumulated
							other
	Common		Capital		Capital		comprehensive		Retained
Korean won	stock		surplus		adjustments		income		earnings		Total
	(In millions)
January 1, 2008 (Reported)	~~W~~	4,030,077	~~W~~	84,488	~~W~~	(19)	~~W~~	1,891,648	~~W~~	7,145,883	~~W~~	13,152,077
The cumulative effect of changes in accounting policy		—		103,066		(55,794)		(49,347)		(87,634)		(89,709)

January 1, 2008 (Adjusted)		4,030,077		187,554		(55,813)		1,842,301		7,058,249		13,062,368
Net income		—		—		—		—		1,119,269		1,119,269
Dividend		—		—		—		—		(201,503)		(201,503)
Other capital surplus		—		1,743		—		—		—		1,743
Valuation using the equity method on subsidiaries		—		—		(759)		(659,852)		6,815		(653,796)

September 30, 2008	~~W~~	4,030,077	~~W~~	189,297	~~W~~	(56,572)	~~W~~	1,182,449	~~W~~	7,982,830	~~W~~	13,328,081

January 1, 2009 (Reported)	~~W~~	4,030,077	~~W~~	186,959	~~W~~	(57,219)	~~W~~	724,373	~~W~~	7,323,149	~~W~~	12,207,339
Net income		—		—		—		—		869,246		869,246
Other capital surplus		—		17,668		—		—		—		17,668
Valuation using the equity method on subsidiaries		—		—		535		453,806		(1,782)		452,559

September 30, 2009	~~W~~	4,030,077	~~W~~	204,627	~~W~~	(56,684)	~~W~~	1,178,179	~~W~~	8,190,613	~~W~~	13,546,812

							Accumulated
							other
Translation into	Common		Capital		Capital		comprehensive		Retained
U.S. dollars (Note 2)	stock		surplus		adjustments		income		earnings		Total
	(In thousands)
January 1, 2008 (Reported)	US$	3,390,323	US$	71,076	US$	(16)	US$	1,591,359	US$	6,011,511	US$	11,064,253
The cumulative effect of changes in accounting policy		—		86,705		(46,937)		(41,513)		(73,723)		(75,468)

January 1, 2008 (Adjusted)		3,390,323		157,781		(46,953)		1,549,846		5,937,788		10,988,785
Net income		—		—		—		—		941,590		941,590
Dividend		—		—		—		—		(169,516)		(169,516)
Other capital surplus		—		1,466		—		—		—		1,466
Valuation using the equity method on subsidiaries		—		—		(639)		(555,103)		5,733		(550,009)

September 30, 2008	US$	3,390,323	US$	159,247	US$	(47,592)	US$	994,743	US$	6,715,595	US$	11,212,316

January 1, 2009 (Reported)	US$	3,390,323	US$	157,280	US$	(48,136)	US$	609,382	US$	6,160,637	US$	10,269,486
Net income		—		—		—		—		731,257		731,257
Other capital surplus		—		14,864		—		—		—		14,864
Valuation using the equity method on subsidiaries		—		—		450		381,766		(1,498)		380,718

September 30, 2009	US$	3,390,323	US$	172,144	US$	(47,686)	US$	991,148	US$	6,890,396	US$	11,396,325

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

					Translation into
	Korean won				U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	869,246	~~W~~	1,119,269	US$	731,257	US$	941,590
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on valuation using the equity method of accounting		20,994		26,001		17,662		21,873
Interest expense (amortization of discounts on debentures)		2,056		1,193		1,730		1,004
Provision for possible loan losses		100		—		84		—
Provision for severance benefits		702		882		591		742
Depreciation		166		171		140		144
Amortization		5		8		4		7
Other non-operating expense		3,853		—		3,240		—
Gain on valuation using the equity method of accounting		(1,084,483)		(1,262,331)		(912,327)		(1,061,942)

		(1,056,607)		(1,234,076)		(888,876)		(1,038,172)

Changes in operating assets and liabilities:
Decrease in other receivables		1		757		1		637
Decrease (increase) in accrued income		106		(598)		89		(503)
Decrease (increase) in prepaid expenses		(40)		142		(34)		120
Increase in advanced payments		(3)		(7)		(3)		(6)
Retirement benefits payment		(633)		(469)		(533)		(395)
Decrease in post-retirement pension plan assets		222		210		187		177
Increase in other payables		557		427		469		359
Increase (decrease) in accrued expenses		(1,750)		1,534		(1,472)		1,290
Increase (decrease) in withholdings		64		(16)		54		(13)
Decrease in income tax refundable		62		511		52		430
Dividends on investment securities accounted for the equity method		84,535		283,101		71,116		238,160

		83,121		285,592		69,926		240,256

Net cash provided by (used in) operating activities		(104,240)		170,785		(87,693)		143,674

     (Continued)

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

					Translation into
	Korean won				U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loans	~~W~~	20,000	~~W~~	—	US$	16,825	US$	—
Collection of guarantee deposits		—		14,000		—		11,778
Settlement amount under the condition of ex-post settlement		19,015		—		15,996		—
Acquisition of investment securities accounted for using the equity method accounting		(329,874)		(255,584)		(277,508)		(215,011)
Acquisition of fixed assets		(49)		(339)		(41)		(285)
Acquisition of intangible assets		—		(3)		—		(3)
Increase in guarantee deposits		(930)		(4,695)		(782)		(3,950)
Increase in loans		(40,000)		—		(33,650)		—

Net cash used in investing activities		(331,838)		(246,621)		(279,160)		(207,471)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in borrowings in local currency		50,000		—		42,063		—
Increase in debentures in local currency		898,258		827,591		755,664		696,215
Repayment of debentures in local currency		(600,000)		(200,000)		(504,753)		(168,251)
Payment of dividends		—		(201,503)		—		(169,515)

Net cash provided by financing activities		348,258		426,088		292,974		358,449

NET INCREASE (DECREASE) IN CASH AND BANK DEPOSITS		(87,820)		350,252		(73,879)		294,652

CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		119,350		32,502		100,404		27,342

CASH AND BANK DEPOSITS, END OF THE PERIOD	~~W~~	31,530	~~W~~	382,754	US$	26,525	US$	321,994

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions; Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 sbsidiaries and 25 2nd-tier subsidiaries as of September 30, 2009.

Upon incorporation, the Company’s stock amounted to ~~W~~3,637,293 million, consisting of 727,458,609 common shares (~~W~~5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of September 30, 2009, the Company’s stock amounted to ~~W~~4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 588,158,609 shares (72.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its significant subsidiaries as of September 30, 2009 and December 31, 2008 is as follows:

		2009		2008
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori Finance, Holdings Co., Ltd.	Woori Bank (*1)	765,956,580	100.0	705,956,580	100.0	Sep. 30
”	Kyongnam Bank	58,049,994	99.9	58,049,994	99.9	Sep. 30
”	Kwangju Bank	49,413,333	99.9	49,413,333	99.9	Sep. 30
”	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Sep. 30
”	Woori F&I Co., Ltd. (*1)	6,000,000	100.0	2,000,000	100.0	Sep. 30
”	Woori Third Asset Securitization Specialty Co., Ltd. (*2)	—	—	2,000	100.0	Sep. 30 (*6)
”	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Sep. 30
”	Woori Asset Management Co., Ltd.	4,663,400	70.0	4,663,400	70.0	Sep. 30
”	Woori Private Equity Co., Ltd. (*1)	4,000,000	100.0	2,000,000	100.0	Sep. 30
”	Woori Financial Co., Ltd.	8,499,955	50.1	8,499,955	50.1	Sep. 30
”	Woori Aviva Life Insurance Co.,Ltd.	3,060,000	51.0	3,060,000	51.0	Sep. 30
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Sep. 30 (*6)
”	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Sep. 30 (*6)
”	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Sep. 30 (*6)
”	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Sep. 30 (*6)
”	Woori Bank (China) Limited	—	100.0	—	100.0	Sep. 30 (*6)
”	ZAO Woori Bank	19,999,999	100.0	19,999,999	100.0	Sep. 30 (*6)

		2009		2008
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd. (*4)	—	—	408,000	51.0	Sep. 30
”	Woori F&I Fifth Asset Securitization Specialty	182,500	100.0	182,500	100.0	Sep. 30
”	Woori F&I Sixth Asset Securitization Specialty	98,780	100.0	98,780	100.0	Sep. 30
”	Woori F&I Seventh Asset Securitization Specialty	105,300	100.0	105,300	100.0	Sep. 30
”	Woori F&I Eighth Asset Securitization Specialty (*4)	—	—	140,000	100.0	Sep. 30
”	Woori F&I Tenth Asset Securitization Specialty (*3)	478,020	100.0	—	—	Sep. 30
”	Woori SB Tenth Asset Securitization Specialty	410,711	50.0	410,711	50.0	Sep. 30
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Sep. 30
”	Woori Investment Securities Int’l Ltd. (*4)	—	—	5,788,000	100.0	Sep. 30 (*6)
”	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Sep. 30 (*6)
”	Woori Investment Securities America, Inc. (*4)	—	—	300	100.0	Sep. 30 (*6)
”	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Sep. 30 (*6)
”	High Technology Venture Investment (*4)	—	—	208,000	42.9	Sep. 30 (*6)
”	Global Technology Investment (*4)	—	—	592,000	50.0	Sep. 30 (*6)
”	MARS First Private Equity Fund	18,000,000	52.9	18,000,000	52.9	Sep. 30 (*6)
”	MARS Second Private Equity Fund	2,507	8.9	2,507	8.9	Sep. 30 (*6)
”	Connacht Capital Market Investment	15,000,000	100.0	15,000,000	100.0	Sep. 30 (*6)
”	Woori Investment Asia Pte. Ltd.	50,000,000	100.0	50,000,000	100.0	Sep. 30 (*6)
”	Woori Absolute Asia Multi Strategy Fund (*5)	60,000	100.0	—	—	Sep. 30 (*6)
”	Woori Absolute Asia Global Opportunity Fund (*5)	3,500	100.0	—	—	Sep. 30 (*6)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund (*1)	155,918	61.0	141,494	61.0	Sep. 30
Woori Private Equity Fund	Kumho Investment Bank	74,550,000	41.4	74,550,000	41.4	Sep. 30
”	Woori EL, Ltd. (*4)	—	—	1,010	100.0	Sep. 30
”	Woori Renaissance Holdings (*5)	1,260	51.6	—	—	Sep. 30
Woori Renaissance Holdings	UP Chemical Co.,Ltd.	582,371	70.0	582,371	70.0	Sep. 30 (*6)

(*1)	The investees increased their capital for the nine months ended September 30, 2009. As a result, the number of shares owned increased.

(*2)	Woori 3rd SPC is in the process of liquidation, and therefore no longer subject to consolidation for the nine months ended September 30, 2009.

(*3)	Woori F&I acquired 100% ownership interest of Woori F&I Tenth Asset Securitization Specialty Co., Ltd.

(*4)	Since total value of assets as of December 31, 2008 did not exceeded ~~W~~10 billion, it has been excluded from subsidiaries.

(*5)	Since total value of assets as of December 31, 2008 exceeded ~~W~~10 billion, it has been included in subsidiaries.

(*6)	The financial statements as of September 30, 2009 are not reviewed.
(3)	General information pertaining to the Company’s subsidiaries as of September 30, 2009 does not differ materially from that as of December 31, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Statement Presentation
The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying financial statements.
The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~1,188.70 to US$1.00 at September 30, 2009, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.
The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2008.

3.	INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING
(1)	Changes in investment securities accounted for using the equity method of accounting for the nine months ended September 30, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

			Gain (loss)		Other				Other
			on valuation using		comprehensive				increase
<2009>	Jan. 1, 2009		the equity method		income		Dividends		(decrease)		Sep. 30, 2009
Woori Bank	~~W~~	11,900,128	~~W~~	756,618	~~W~~	443,403	~~W~~	(2,455)	~~W~~	293,782	~~W~~	13,391,476
Kyongnam Bank		1,245,318		154,162		946		—		140		1,400,566
Kwangju Bank		920,938		48,193		(6,484)		—		140		962,787
WFIS		13,076		164		—		—		—		13,240
Woori F&I		139,999		18,056		(6,315)		(11,267)		19,973		160,446
Woori 3rd SPC		—		38,336		(8,692)		—		(29,644)		—
Woori Investment Securities		709,114		57,186		30,846		(25,479)		106		771,773
Woori Asset Management		41,296		9,676		—		—		—		50,972
Woori PE		12,844		2,092		137		—		9,935		25,008
Woori Financial		228,456		(20,063)		(1,052)		(1,275)		(522)		205,544
Woori Aviva		74,187		(931)		1,017		—		(126)		74,147

	~~W~~	15,285,356	~~W~~	1,063,489	~~W~~	453,806	~~W~~	(40,476)	~~W~~	293,784	~~W~~	17,055,959

			Gain (loss)			Other			Other
			on valuation using			comprehensive			increase
<2008>	Jan.1, 2008		the equity method			income	Dividends		(decrease)		Dec. 31, 2008
Woori Bank	~~W~~	12,196,954	~~W~~	250,120	~~W~~	(1,056,639)	~~W~~	(200,326)	~~W~~	710,019	~~W~~	11,900,128
Kyongnam Bank		923,555		211,607		10,468		—		99,688		1,245,318
Kwangju Bank		726,256		103,246		11,568		—		79,868		920,938
WFIS		10,080		2,995		1		—		—		13,076
Woori F&I		144,746		22,801		(7,308)		(20,174)		(66)		139,999
Woori 3rd SPC		1,885		(153)		(41,122)		—		39,390		—
Woori Investment Securities		735,983		61,688		(37,773)		(50,957)		173		709,114
Woori Asset Management		49,895		495		—		(9,094)		—		41,296
Woori PE		11,949		1,081		(95)		—		(91)		12,844
Woori Financial		261,408		(32,919)		2,186		(2,550)		331		228,456
Woori Aviva		—		(2,183)		786		—		75,584		74,187

	~~W~~	15,062,711	~~W~~	618,778	~~W~~	(1,117,928)	~~W~~	(283,101)	~~W~~	1,004,896	~~W~~	15,285,356

(*)	Gain or loss on valuation of equity method and changes in equity of investees using equity method are represented in total amount segregated by each investee.
(2)	The details of other increase (decrease) for the nine months ended September 30, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

							Other
	Capital		Capital		Retained		non-operating		Acquisition/
<2009>	surplus		adjustment		earnings		expenses		Others		Total
Woori Bank	~~W~~	(1,143)	~~W~~	559	~~W~~	(1,782)	~~W~~	(3,852)	~~W~~	300,000	~~W~~	293,782
Kyongnam Bank		27		113		—	—			—		140
Kwangju Bank		27		113		—	—			—		140
Woori F&I		12		(39)		—	—			20,000		19,973
Woori 3rd SPC		—		—		—	—			(29,644)		(29,644)
Woori Investment Securities		(48)		154		—	—			—		106
Woori PE		16		(81)		—	—			10,000		9,935
Woori Financial		(238)		(284)		—	—			—		(522)
Woori Aviva		—		—		—	—			(126)		(126)

	~~W~~	(1,347)	~~W~~	535	~~W~~	(1,782)	~~W~~	(3,852)	~~W~~	300,230	~~W~~	293,784

	Capital		Capital		Retained		Acquisition/
<2008>	surplus		adjustment		earnings		Others		Total
Woori Bank	~~W~~	(1,102)	~~W~~	(803)	~~W~~	11,924	~~W~~	700,000	~~W~~	710,019
Kyongnam Bank		(150)		(162)		—		100,000		99,688
Kwangju Bank		30		(162)		—		80,000		79,868
Woori F&I		15		(81)		—		—		(66)
Woori 3rd SPC		—		—		—		39,390		39,390
Woori Investment Securities		365		(192)		—		—		173
Woori PE		9		(100)		—		—		(91)
Woori Financial		238		93		—		—		331
Woori Aviva		—		—		—		75,584		75,584

	~~W~~	(595)	~~W~~	(1,407)	~~W~~	11,924	~~W~~	994,974	~~W~~	1,004,896

(3)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the nine months ended September 30, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

<2009>	Jan. 1, 2009		Acquisition		Amortization		Sep. 30, 2009
Woori F&I	~~W~~	61	~~W~~	—	~~W~~	3	~~W~~	58
Woori Investment Securities		(2,245)		—		(14)		(2,231)
Woori Financial		144,114		—		28,823		115,291
Woori Aviva		31,058		(126)		5,481		25,451

	~~W~~	172,988	~~W~~	(126)	~~W~~	34,293	~~W~~	138,569

<2008>	Jan. 1, 2008		Acquisition		Amortization		Dec. 31, 2008
Woori F&I	~~W~~	66	~~W~~	—	~~W~~	5	~~W~~	61
Woori Investment Securities		(2,355)		—		(110)		(2,245)
Woori Financial		182,544		—		38,430		144,114
Woori Aviva		—		36,539		5,481		31,058

	~~W~~	180,255	~~W~~	36,539	~~W~~	43,806	~~W~~	172,988

(4)	The details of unrealized gain (loss) from transactions among subsidiaries for the nine months ended September 30, 2009 are as follows (Korean won in millions):

	Jan. 1, 2009		Realized		Incurred		Sep. 30, 2009
Woori Bank	~~W~~	(9,079)	~~W~~	27,294	~~W~~	(10,618)	~~W~~	7,597
Kyongnam Bank		(84)		(31)		340		225
Kwangju Bank		1,284		775		—		2,059
WFIS		3,124		504		6		3,634
Woori F&I		—		—		200		200
Woori Investment Securities		(158)		26		—		(132)
Woori Financial		850		(17)		(100)		733
Woori Aviva		56		(56)		—		—

	~~W~~	(4,007)	~~W~~	28,495	~~W~~	(10,172)	~~W~~	14,316

(5)	The market values of Woori Investment Securities and Woori Financial are ~~W~~775,943 million (~~W~~16,750 per share) and ~~W~~99,874 million (~~W~~11,750 per share), respectively, as of September 30, 2009.
4. LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES
     Loans as of September 30, 2009 and December 31, 2008 are as follows (Korean won in millions):

	Issuance	Maturity	Annual interest
	date	date	rate (%)	2009		2008
Woori Financial	Nov. 3, 2008	Oct. 19, 2009	CD(3M)+2.37	~~W~~	30,000	~~W~~	50,000
”	Nov. 10, 2008	Oct. 19, 2009	CD(3M)+2.37		50,000		50,000
”	Dec. 26, 2008	Oct. 19, 2009	CD(3M)+3.94		70,000		70,000
Woori F&I	Mar. 27, 2009	Mar.27, 2012	6.80		40,000		—

					190,000		170,000

Allowance for possible loan losses					(950)		(850)

				~~W~~	189,050	~~W~~	169,150

5. FIXED ASSETS AND INTANGIBLE ASSETS
(1)	Changes in fixed assets for the nine months ended September 30, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

<2009>	Jan. 1, 2009		Acquisition		Disposition		Depreciation		Sep. 30, 2009
Furniture and equipment	~~W~~	384	~~W~~	39	~~W~~	—	~~W~~	135	~~W~~	288
Leasehold improvements		155		10		—		31		134
Others		27		—		—		—		27

	~~W~~	566	~~W~~	49	~~W~~	—	~~W~~	166	~~W~~	449

<2008>	Jan. 1, 2008		Acquisition		Disposition		Depreciation		Dec. 31, 2008
Furniture and equipment	~~W~~	353	~~W~~	246	~~W~~	—	~~W~~	215	~~W~~	384
Leasehold improvements		58		131		—		34		155
Others		27		—		—		—		27

	~~W~~	438	~~W~~	377	~~W~~	—	~~W~~	249	~~W~~	566

(2)	Changes in intangible assets for the nine months ended September 30, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

<2009>	Jan. 1, 2009		Acquisition		Amortization		Sep. 30, 2009
Software	~~W~~	3	~~W~~	—	~~W~~	1	~~W~~	2
Industrial property rights		11		—		4		7

	~~W~~	14	~~W~~	—	~~W~~	5	~~W~~	9

<2008>	Jan. 1, 2008		Acquisition		Amortization		Dec. 31, 2008
Software	~~W~~	2	~~W~~	3	~~W~~	2	~~W~~	3
Industrial property rights		18		1		8		11

	~~W~~	20	~~W~~	4	~~W~~	10	~~W~~	14

As of September 30, 2009 and December 31, 2008, accumulated amortization of software amounted to ~~W~~35 million and ~~W~~34 million, respectively, and accumulated amortization of industrial property rights amounted to ~~W~~81 million and ~~W~~77 million, respectively.
6. OTHER ASSETS
Other assets as of September 30, 2009 and December 31, 2008 are as follows (Korean won in millions):

	2009		2008
Guarantee deposits (Note 16)	~~W~~	31,645	~~W~~	30,715
Other receivable		—		1
Dividend receivables		64		14,479
Accrued income (Note 16)		110		216
Prepaid expenses		323		283
Advance to customer		3		—
Income tax refundable		—		62
Intangible assets (Note 5)		9		14

	~~W~~	32,154	~~W~~	45,770

7. BORROWINGS AND DEBENTURES
(1) Borrowings in local currency as of September 30, 2009 is as follows (Korean won in millions):

	Annual interest
Lender	rate (%)	Maturity	Line of credit		Amounts
Hana Bank	CD(3M)+2.5	Jul. 14, 2010	~~W~~	100,000	~~W~~	50,000

			~~W~~	100,000	~~W~~	50,000

(2)	Debentures in local currency as of September 30, 2009 and December 31, 2008 are as follows (Korean won in millions):

		Annual
	Issuance	interest
	date	rate (%)	Maturity	2009		2008
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009	~~W~~	—	~~W~~	370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		—		230,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010		250,000		250,000
The 18-1st bonds	Aug. 30, 2007	5.71	Aug. 30, 2010		250,000		250,000
The 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		250,000
The 19-1st bonds	Dec. 6, 2007	6.63	Dec. 6, 2010		130,000		130,000
The 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012		140,000		140,000
The 20-1st bonds	Apr. 14, 2008	5.67	Apr. 14, 2011		160,000		160,000
The 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013		170,000		170,000
The 21st bonds	Jun. 24, 2008	6.55	Jun. 24, 2011		200,000		200,000
The 22-1st bonds	Sep. 25, 2008	7.24	Sep. 25, 2010		50,000		50,000
The 22-2nd bonds	Sep. 25, 2008	7.28	Sep. 25, 2011		250,000		250,000
The 23-1st bonds	Dec. 9, 2008	7.96	Dec. 9, 2010		210,000		210,000
The 23-2nd bonds	Dec. 9, 2008	8.13	Dec. 9, 2011		530,000		530,000
The 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013		60,000		60,000
The 24th bonds	Dec. 17, 2008	6.75	Dec. 17, 2009		150,000		150,000
The 25-1st bonds	Mar. 24, 2009	5.24	Mar. 24, 2011		50,000		—
The 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012		100,000		—
The 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014		150,000		—
The 26th bonds	Mar. 31, 2009	6.36	Dec. 31, 2014		300,000		—
The 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012		220,000		—
The 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014		80,000		—

					3,700,000		3,400,000
Less: discounts					(5,984)		(6,298)

				~~W~~	3,694,016	~~W~~	3,393,702

(*)	All Debentures above are in terms of bullet repayment.
8. ACCRUED SEVERANCE BENEFITS
Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to ~~W~~2,054 million and ~~W~~1,985 million as of September 30, 2009 and December 31, 2008, respectively.

The details of changes in the accrued severance benefits for the nine months ended September 30, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

	2009		2008
Beginning balance	~~W~~	1,985	~~W~~	1,492
Provision for severance benefits (Note 13)		702		1,103
Retirement benefits payment		(633)		(610)

Ending balance	~~W~~	2,054	~~W~~	1,985

As of September 30, 2009 and December 31, 2008, the Company has deposited post-retirement pension plan assets at Woori Bank and the pension plan assets amounting to ~~W~~987 million and ~~W~~1,209 million, respectively, are presented as a deduction from accrued severance benefits. As of September 30, 2009, post-retirement pension plan assets consist of beneficiary certificates and time deposits amounting to ~~W~~102 million and ~~W~~885 million, respectively.
9. OTHER LIABILITIES
Other liabilities as of September 30, 2009 and December 31, 2008 are as follows (Korean won in millions):

	2009		2008
Accrued severance benefits (Note 8)	~~W~~	2,054	~~W~~	1,985
Post-retirement pension plan assets (Notes 8 and 16)		(987)		(1,209)
Other payables (Note 16)		903		346
Accrued expenses		16,058		17,808
Withholdings		286		221

	~~W~~	18,314	~~W~~	19,151

10. SHAREHOLDERS’ EQUITY
(1)	The authorized shares and issued shares of common stock as of September 30, 2009 and December 31, 2008 are as follows:

	2009		2008
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	~~W~~	5,000	~~W~~	5,000
Issued shares of common stock		806,015,340		806,015,340
(2)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.
(3)	The Company held 2,560 shares of treasury stock as of September 30, 2009 and December 31, 2008.
(4)	The changes in retained earnings from December 31, 2008 to September 30, 2009 are as follows (Korean won in millions):

	2009
Balance — December 31, 2008	~~W~~	379,848
Appropriations:
Dividend		—
Voluntary reserve		(379,000)
Decrease by using the equity method of accounting		(1,782)
Net income for the nine months ended September 30, 2009		869,246

Balance — September 30, 2009	~~W~~	868,312

11. INCOME TAX EXPENSE
(1)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.
(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the nine months ended September 30, 2009 and 2008 are as follows (Korean won in millions):

									Deferred tax
<2009>	Jan. 1, 2009		Decrease		Increase		Sep. 30, 2009		assets (liabilities)
Investment securities	~~W~~	(6,334,148)	~~W~~	(63,253)	~~W~~	(1,081,631)	~~W~~	(7,352,526)	~~W~~	(*1) (48,286)
Accrued expenses		1,820		1,820		2,706		2,706		595
Accrued severance benefits		1,374		222		286		1,438		316
Employee retirement deposits		(1,209)		(222)		—		(987)		(217)
Depreciation		10		3		1		8		2
Dividend receivables		39,390		29,644		—		9,746		2,144
Other comprehensive income due to the equity method of accounting		(910,340)		—		(423,350)		(1,333,690)		(*1) (11,251)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		7,613
Others		2		2		—		—		—

Total	~~W~~	(7,168,497)	~~W~~	(31,784)	~~W~~	(1,501,988)	~~W~~	(8,638,701)	~~W~~	(49,084)

Tax loss carry-forwards	~~W~~	303,186	~~W~~	—	~~W~~	154,611	~~W~~	457,797	~~W~~	100,715

									Deferred tax
<2008>	Jan. 1, 2008		Decrease		Increase		Sep. 30, 2008		assets (liabilities)
Investment securities	~~W~~	(6,080,436)	~~W~~	(390,081)	~~W~~	(1,262,331)	~~W~~	(6,949,054)	~~W~~	(*1) (10,447)
Accrued expenses		2,188		2,188		1,221		1,221		336
Accrued severance benefits		970		210		736		1,496		411
Employee retirement deposits		(970)		(210)		(120)		(880)		(242)
Depreciation		4		1		7		10		3
Long-term receivables		(908)		(696)		—		(212)		(58)
Dividend receivable		—		—		12,325		12,325		3,389
Long-term accrued expenses		1,459		1,064		—		395		109
Other comprehensive income due to the equity method of accounting		(1,992,955)		(753,425)		(104,809)		(1,344,339)		(*1) (48,286)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		9,516
Accrued income		(367)		(367)		—		—		—

Total	~~W~~	(8,036,411)	~~W~~	(1,144,948)	~~W~~	(1,352,971)	~~W~~	(8,244,434)	~~W~~	(45,269)

Tax loss carry-forwards	~~W~~	262,991	~~W~~	—	~~W~~	61,403	~~W~~	324,394	~~W~~	89,208

(*1)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Expiration		Remaining		Expiration Date
2004	~~W~~	22,414	~~W~~	—	~~W~~	—	~~W~~	22,414	Dec. 31, 2009
2005		112,067		—		—		112,067	Dec. 31, 2010
2006		22,324		—		—		22,324	Dec. 31, 2011
2007		57,788		—		—		57,788	Dec. 31, 2012
2008		88,593		—		—		88,593	Dec. 31, 2013
2009		154,611		—		—		154,611	Dec. 31, 2019

	~~W~~	457,797	~~W~~	—	~~W~~	—	~~W~~	457,797

(*1)	Adjusted based on the reported tax returns
12. STATEMENTS OF CASH FLOWS
The significant transactions without cash flows for the nine months ended September 30, 2009 and 2008 are as follows (Korean won in millions):

Transactions	2009		2008
Other comprehensive income due to the equity method of accounting	~~W~~	453,806	~~W~~	(659,852)
Change in retained earnings due to the equity method of accounting		(1,782)		6,815
Decrease (Increase) in dividend receivables		14,415		12,325
13. GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the nine months ended September 30, 2009 and 2008 are summarized as follows (Korean won in millions):

	2009		2008
Salaries, wages and bonuses (Note 16)	~~W~~	10,937	~~W~~	9,490
Provision for severance benefits (Notes 8 and 16)		702		882
Fringe benefits		1,269		1,049
Rent (Note 16)		805		659
Entertainment		654		725
Depreciation (Note 5)		166		171
Amortization (Note 5)		5		8
Taxes and dues		62		124
Advertising		101		177
Travel		309		424
Telecommunications		117		114
Service fees (Note 16)		2,106		1,843
Suppliers		109		116
Others (Note 16)		1,192		1,118

	~~W~~	18,534	~~W~~	16,900

14. FINANCIAL INFORMATION OF SUBSIDIARIES
(1)	The condensed statements of financial position of subsidiaries as of September 30, 2009 are as follows (Korean won in millions):

					Total
	Total assets		Total liabilities		shareholders’ equity
Woori Bank	~~W~~	233,653,699	~~W~~	220,253,011	~~W~~	13,400,688
Kyongnam Bank		21,489,052		20,088,318		1,400,734
Kwangju Bank		15,849,789		14,889,068		960,721
WFIS		214,553		204,947		9,606
Woori F&I		586,999		409,492		177,507
Woori Investment Securities		18,644,371		15,980,407		2,663,964
Woori Asset Management		94,290		21,473		72,817
Woori PE		2,118,144		1,688,149		429,995
Woori Financial		1,996,805		1,798,941		197,864
Woori Aviva		1,742,893		1,666,473		76,420

Total	~~W~~	296,390,595	~~W~~	277,000,279	~~W~~	19,390,316

(2)	The condensed statements of operations of subsidiaries for the nine months ended September 30, 2009 are as follows (Korean won in millions):

							Income (loss)
	Operating		Operating		Operating		before		Net income
	revenue		expenses		income (loss)		income tax		(loss)
Woori Bank	~~W~~	38,118,616	~~W~~	37,306,627	~~W~~	811,989	~~W~~	944,338	~~W~~	749,793
Kyongnam Bank		1,436,098		1,236,802		199,296		202,393		156,587
Kwangju Bank		939,464		872,209		67,255		64,994		48,238
WFIS		201,580		201,909		(329)		(357)		(346)
Woori F&I		51,931		32,584		19,347		21,933		17,840
Woori Investments Securities		4,351,617		4,139,348		212,269		202,740		170,565
Woori Asset Management		34,656		16,980		17,676		18,010		13,823
Woori PE		263,835		225,832		38,003		43,122		1,615
Woori Financial		189,920		168,445		21,475		20,690		16,026
Woori Aviva		596,936		585,054		11,882		12,466		9,401

Total	~~W~~	46,184,653	~~W~~	44,785,790	~~W~~	1,398,863	~~W~~	1,530,329	~~W~~	1,183,542

(3)	Significant liabilities and assets of the Company and its subsidiaries as of September 30, 2009 are summarized as follows (Korean won in millions):
1)	Significant liabilities

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	~~W~~	—	~~W~~	50,000	~~W~~	3,694,016	~~W~~	3,744,016
Woori Bank		153,006,212		15,561,948		29,854,671		198,422,831
Kyongnam Bank		13,365,835		2,472,542		1,958,985		17,797,362
Kwangju Bank		11,007,012		2,237,341		951,201		14,195,554
WFIS		—		68,000		—		68,000
Woori F&I		—		259,058		144,568		403,626
Woori Investment Securities		2,211,754		10,408,172		1,198,042		13,817,968
Woori PE		1,247,001		205,808		55,394		1,508,203
Woori Financial		—		422,844		1,175,774		1,598,618
Woori Aviva		—		33,700		—		33,700

Total	~~W~~	180,837,814	~~W~~	31,719,413	~~W~~	39,032,651	~~W~~	251,589,878

2)	Significant assets

	Cash and due
	from banks		Securities		Loans		Total
Woori Finance Holdings	~~W~~	31,530	~~W~~	17,055,959	~~W~~	189,050	~~W~~	17,276,539
Woori Bank		15,596,337		34,014,368		167,661,288		217,271,993
Kyongnam Bank		1,068,426		3,561,545		14,676,287		19,306,258
Kwangju Bank		1,051,274		3,375,396		10,856,825		15,283,495
WFIS		12,203		81		—		12,284
Woori F&I		28,722		124,267		223,013		376,002
Woori Investment Securities		3,268,192		11,882,968		1,195,756		16,346,916
Woori Asset Management		61,356		17,552		931		79,839
Woori PE		344,459		551,253		565,215		1,460,927
Woori Financial		72,595		6,132		1,763,834		1,842,561
Woori Aviva		72,864		962,476		173,491		1,208,831

Total	~~W~~	21,607,958	~~W~~	71,551,997	~~W~~	197,305,690	~~W~~	290,465,645

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of September 30, 2009 are summarized as follows (Korean won in millions):

	Loans subject to
	allowance for				Percentage of
	possible				allowance
	loan losses		Allowance		to loans (%)
Woori Bank	~~W~~	170,900,251	~~W~~	3,238,963	1.9
Kyongnam Bank		14,904,826		228,539	1.5
Kwangju Bank		11,054,267		197,442	1.8
Woori F&I		225,729		2,716	1.2
Woori Investment Securities		1,306,720		110,964	8.5
Woori Asset Management		936		5	0.5
Woori PE		586,613		21,398	3.6
Woori Financial		1,798,254		34,420	1.9
Woori Aviva		176,689		3,198	1.8

Total	~~W~~	200,954,285	~~W~~	3,837,645	1.9

15. CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES
Contributions to net income of the Company by subsidiaries for the nine months ended September 30, 2009 and 2008 are as follows (Korean won in millions):

	2009		Ratio (%)	2008		Ratio (%)
Woori Bank	~~W~~	756,618	71.1	~~W~~	906,919	73.3
Kyongnam Bank		154,162	14.5		182,804	14.7
Kwangju Bank		48,193	4.5		85,956	7.0
WFIS		164	—		284	—
Woori F&I		18,056	1.7		20,629	1.7
Woori 3rd SPC		38,336	3.6		(111)	—
Woori Investment Securities		57,186	5.4		56,256	4.6
Woori Asset Management		9,676	0.9		7,962	0.6
Woori PE		2,092	0.2		1,520	0.1
Woori Financial		(20,063)	(1.8)		(24,078)	(1.9)
Woori Aviva		(931)	(0.1)		(1,811)	(0.1)

Gain on valuation using the equity method of accounting, net of loss		1,063,489	100.0		1,236,330	100.0

Other income		11,748			7,312
Other expenses		205,991			124,373

Net income	~~W~~	869,246		~~W~~	1,119,269

16. TRANSACTIONS WITH RELATED PARTIES
     (1) The related parties of the Company as of September 30, 2009 are as follows:

Company name
Majority shareholder	Korea deposit insurance corporation
Subsidiaries and	Woori Bank
2nd-tier subsidiaries	Kyongnam Bank
Kwangju Bank
Woori Finance Information System Co., Ltd.
Woori F&I Co., Ltd.
Woori Investment Securities Co., Ltd.
Woori Asset Management Co., Ltd.
Woori Private Equity Co., Ltd.
Woori Financial Co., Ltd.
Woori Aviva Life Insurance Co.,Ltd.
Woori Credit Information
Woori America Bank
PT. Bank Woori Indonesia
Woori Global Market Asia Limited
Woori Bank (China) Limited
ZAO Woori Bank
Woori F&I Fifth Asset Securitization Specialty
Woori F&I Sixth Asset Securitization Specialty
Woori F&I Seventh Asset Securitization Specialty
Woori F&I Tenth Asset Securitization Specialty
Woori SB Tenth Asset Securitization Specialty
Woori F&I Eighth Asset Securitization Specialty
Woori Futures Co., Ltd.
Woori Investment Securities (H.K.) Ltd.
LG Investments Holding B.V. (Amsterdam) GG
Woori Absolute Asia Multi Strategy Fund
Woori Absolute Asia Global Opportunity Fund
MARS First Private Equity Fund
MARS Second Private Equity Fund
Connacht Capital Market Investment
Woori Investment Asia Pte. Ltd.
Woori Private Equity Fund
Kumho Investment Bank
Woori Renaissance Holdings
UP Chemical Co., Ltd.

(2)	Assets and liabilities from transactions with the subsidiaries as of September 30, 2009 and December 31, 2008 are as follows (Korean won in millions):

	2009		2008
<Assets>
Woori Bank	~~W~~	31,529	~~W~~	119,348	Cash and bank deposits
		31,555		30,635	Guarantee deposits
		110		216	Accrued income
		987		1,209	Post-retirement pension plan assets
Woori F&I		40,000		—	Loans
Woori Financial		150,000		170,000	Loans

	~~W~~	254,181	~~W~~	321,408

<Liabilities>
Woori Bank	~~W~~	151	~~W~~	221	Other payables
WFIS		135		—	Other payables

	~~W~~	286	~~W~~	221

(3)	Revenues and expenses from transactions with the subsidiaries for the nine months ended September 30, 2009 and 2008 are as follows:

	2009		2008		Account
<Revenues>
Woori Bank	~~W~~	2,315	~~W~~	5,455	Interest income on deposits
Kyongnam Bank		295		228	Interest income on deposits
Kwangju Bank		295		228	Interest income on deposits
Woori Financial		7,262		—	Interest income on loans
Woori Investment Securities		—		910	Interest income on deposits
Woori F&I		1,401		—	Interest income on loans

	~~W~~	11,568	~~W~~	6,821

<Expenses>
Woori Bank	~~W~~	546	~~W~~	492	Rent
Woori Investment Securities		—		910	Service fees
		4		—	Others
		—		6	Interest expenses
WFIS		1,248		1,153	Others

	~~W~~	1,798	~~W~~	2,561

(4)	The Company compensated registered or non-registered directors, who have the authorities and responsibilities for the plan, management and control of the Company, operation for ~~W~~2,215 million of salaries and recorded ~~W~~64 million of provision for severance benefits for the nine months ended September 30, 2009.

17.	EARNINGS PER COMMON SHARE
(1)	Basic net income per common share for the nine months ended September 30, 2009 and 2008 are as follows (Korean won in millions, except for earnings per share data):

	2009				2008
	Three months		Nine months		Three months		Nine months
Net income on common shares	~~W~~	483,848	~~W~~	869,246	~~W~~	157,497	~~W~~	1,119,269
Weighted average number of common shares outstanding		806,012,780		806,012,780		806,012,780		806,012,780

Net income per common shares	~~W~~	600	~~W~~	1,078	~~W~~	195	~~W~~	1,389

(2)	Net income per common share for the year ended December 31, 2008, for the three months ended March 31, 2009 and for the six months ended June 30, 2009 are ~~W~~564, ~~W~~201 and ~~W~~277 respectively.

18.	COMPREHENSIVE INCOME STATEMENT
Comprehensive income statements for the nine months ended September 30, 2009 and 2008 are as follows (Korean won in millions):

	2009		2008
Net income	~~W~~	869,246	~~W~~	1,119,269
Valuation using the equity method on subsidiaries		453,806		(659,852)

Comprehensive income	~~W~~	1,323,052	~~W~~	459,417

19.	INSURANCE
As of September 30, 2009, the Company has insurance for liability of reparation of directors with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is ~~W~~50,000 million.

20.	ADDOPTION OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS
In accordance with the International Financial Reporting Standards (“IFRS”) Roadmap announced on March 15, 2007, the Company is required to comply with Korean International Financial Reporting Standards (“K-IFRS”) from 2011. From July 2007, the Company initiated the transition process toward K-IFRS by adopting systematic approach, such as analyzing IFRS impact on current accounting, establishing new accounting standards and financial reporting system, and simultaneously operating K-IFRS adopted financial reporting system and current reporting system.
In July 2008, the Company established the overall transition plans toward K-IFRS, and is in the process of designing and implementing the new accounting framework and financial reporting system. The Company plans to operate the current reporting system as well as K-IFRS financial reporting from 2010. The Company is to issue its financial statements under K-IFRS from 2011.
Different accounting treatments between current accounting standards and K-IFRS will have an impact on the Company’s financial results. Those impacts include expansion of consolidation scope, changes in computation method for allowances, and changes in the applicability for fair-value accounting and reclassification standards for investments.

21.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN
Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.
Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.
In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

22.	SUBSEQUENT MATERIAL EVENT
On Octorber 15, 2009 and Octorber 28, 2009, the Company acquired 409,484 shares (~~W~~ 4,004 million) of Woori Financial Co., Ltd and 1,998,600 shares (~~W~~ 47,850 million) of Woori Asset Management Co., Ltd.
After acquired percentage of ownership is 52.5% and 100.0%, respectively.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)
Date: November 17, 2009	By:	/s/ Woo Seok Seong
(Signature)
		Name: Title:	Woo Seok Seong General Manager